SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Texas Rare Earth Resources Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

882672108
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882672108	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highline Capital Management, L.L.C. 13-3929520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,500,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.75%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 882672108	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jacob Doft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,500,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.75%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 882672108	SCHEDULE 13G/A	Page 4 of 9 Pages

Item 1.	(a) Name of Issuer

Texas Rare Earth Resources Corp.

(b) Address of Issuer’s Principal Executive Offices

539 El Paso Avenue

Sierra Blanca, Texas 79851

Item 2.	(a) Name of Person Filing

Highline Capital Management, L.L.C.

Jacob Doft

(b) Address of Principal Business Office, or, if none, Residence

One Rockefeller Plaza, 30th Floor

New York, New York 10020

(c) Citizenship

Please refer to Item 4 on each cover sheet for each filing person

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

882672108

CUSIP No. 882672108	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 882672108	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Reporting Persons may be deemed to be the beneficial owners of 2,500,000 shares of common stock, which includes warrants to purchase 500,000 shares of common stock (the "Warrants"). The percentage of beneficial ownership herein is determined by dividing the number of shares beneficially owned by Highline Capital Management, 2,500,000, by 37,050,009, the number of shares outstanding at December 31, 2012, 36,550,009, plus 500,000, the number of shares that could be acquired if certain Warrants were exercised.

1. Highline Capital Management, L.L.C.

(a) Amount beneficially owned: 2,500,000

(b) Percent of class: 6.75%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,500,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,500,000

(iv) Shared power to dispose or to direct the disposition of: 0

2. Jacob Doft

(a) Amount beneficially owned: 2,500,000

(b) Percent of class: 6.75%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,500,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,500,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 882672108	SCHEDULE 13G/A	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Highline Capital Management, L.L.C.

By:	Michael Klarman
	Name:	Michael Klarman
	Title:	Chief Financial Officer

By:	Jacob Doft
	Name:	Jacob Doft

CUSIP No. 882672108	SCHEDULE 13G/A	Page 8 of 9 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G Amendment Filing, dated February 14, 2013, (the "Schedule 13G/A"), with respect to the Common Stock, of Texas Rare Earth Resources Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2013.

Dated: February 14, 2013

Highline Capital Management, L.L.C.

By:	Michael Klarman
	Name:	Michael Klarman
	Title:	Chief Financial Officer

By:	Jacob Doft
	Name:	Jacob Doft

CUSIP No. 882672108	SCHEDULE 13G/A	Page 9 of 9 Pages

Statement of Control Person

The Statement on this Schedule 13G/A dated February 14, 2013 with respect to the Common Stock of Texas Rare Earth Resources Corp. is filed by Jacob Doft in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as control person (HC) of Highline Capital Management, L.L.C.

Highline Capital Management, L.L.C. files this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisor (IA).